SCHEDULE A

Transactions in the Shares of Common Stock of the Company by the Reporting Persons Since the Filing of Amendment No. 4

The following table sets forth all transactions in the shares of Common Stock reported herein effected since the filings of Amendment No. 4. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

10/16/2025	(73,538)	12.7661	12.6750 – 12.8600
10/17/2025	(68,674)	12.7285	12.5850 – 12.8250
10/20/2025	(96,910)	12.4741	12.2700 – 12.7200
10/21/2025	(186,346)	12.5494	12.4600 – 12.6450
10/22/2025	(135,637)	12.5387	12.4450 – 12.7100
10/23/2025	(38,900)	14.9181	14.0000 – 14.9200
10/23/2025	(150,000)	15.1398	14.9500 – 15.7000
10/24/2025	(140,000)	16.0942	15.5350 – 16.3400
10/24/2025	(210,000)	16.7001	16.3550 – 17.0450
10/27/2025	(182,381)	17.0765	16.9050 – 17.2700
10/28/2025	(143,290)	17.2102	16.8800 – 17.4400
10/29/2025	(584,693)	17.2855	16.9250 – 17.5400
10/30/2025	(334,218)	17.0855	16.9900 – 17.1550
11/03/2025	(974,399)	17.2212	17.0000 – 17.4050
11/04/2025	(840,783)	17.2095	17.3000 – 17.0800
11/05/2025	(382,457)	17.4314	17.0700 – 17.4750